AH 3/17/2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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04016063

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35269

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: James M. Myers & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

126 Cottage Place
(No. and Street)

Charlotte (City) NC (State) 28207 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

PROCESSED
MAR 30 2004
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Miller McNeish and Breedlove, P.A.
(Name – *if individual, state last, first, middle name*)

309 S. Laurel Avenue (Address) Charlotte (City) NC (State) 28207 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

RECD S.E.C.
MAR 1 2004
1086

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/29

OATH OR AFFIRMATION

I, H.K. Hallett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of James M. Myers & Co., Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VICE President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JAMES M. MYERS & CO., INC.

Audited Financial Statements
And Supplementary
Information

Years Ended December 31, 2003 and 2002

MILLER MCNEISH & BREEDLOVE, PA
CERTIFIED PUBLIC ACCOUNTANTS

309 S. Laurel Avenue
Charlotte, North Carolina 28207

Telephone (704) 376-8415
Fax (704) 376-8417

DAVID W. MCNEISH
TIMOTHY M. BREEDLOVE

MEMBERS
AMERICAN INSTITUTE OF CPA'S
NORTH CAROLINA ASSOCIATION OF CPA'S

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
James M. Myers & Co., Inc.
Charlotte, North Carolina

We have audited the accompanying balance sheets of James M. Myers & Co., Inc. (a North Carolina S-Corporation) as of December 31, 2003 and 2002, and the related statements of income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain a reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of James M. Myers & Co., Inc. as of December 31, 2003 and 2002, and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Miller McNeish & Breedlove, P.A.

February 20, 2004

JAMES M. MYERS & CO., INC.

BALANCE SHEETS
December 31, 2003 and 2002

ASSETS		2003		2002
Current assets:				
Cash and cash equivalents	$	291,113	$	551,191
Accounts receivable		57,621		145,321
Good faith deposit (cost $50,203 and $000, respectively)		50,203		-
Marketable securities (cost $612,622 and $621,672, respectively)		659,900		660,410
Total current assets		1,058,837		1,356,922
Property and equipment:				
Office furniture and equipment		239,455		239,455
Leasehold improvements		73,138		73,138
		312,593		312,593
Less accumulated depreciation		(243,119)		(230,691)
Net property and equipment		69,474		81,902
Total assets	$	1,128,311	$	1,438,824

JAMES M. MYERS & CO., INC.

BALANCE SHEETS
December 31, 2003 and 2002

LIABILITIES AND STOCKHOLDERS' EQUITY	2003	2002
Current liabilities:		
Accounts payable	$ 10,756	$ 23,487
Accrued expenses	76,323	226,299
Withholding taxes payable	175,000	355,220
Total current liabilities	262,079	605,006
Stockholders' equity:		
Capital stock - 85,000 shares, par value $1.00 per share	85,000	85,000
Additional paid - in capital	811	811
Retained earnings	780,421	748,007
Total stockholders' equity	866,232	833,818
Total liabilities and stockholders' equity	$ 1,128,311	$ 1,438,824

See Auditors' Report and Accompanying Notes

JAMES M. MYERS & CO., INC.

STATEMENTS OF INCOME
Years Ended December 31, 2003 and 2002

	2003	2002
Commission income:		
Listed equities and other	$ 804,817	$ 1,117,421
Listed options	13,858	9,239
Other commissions, net	509,420	604,894
Clearance and execution costs	(424,773)	(382,033)
Net commission income	903,322	1,349,521
Management fee income	1,663,161	2,590,218
Other income	30,884	34,598
Gross profit	2,597,367	3,974,337
Administrative expenses	(2,714,713)	(4,230,418)
Loss from operations	(117,346)	(256,081)
Financial income (expense):		
Dividend income	2,086	12,551
Interest income	313,930	275,642
Interest expense	-	(6)
Realized gain on sale of investment securities	-	75,028
Unrealized gain (loss) on investment securities	8,540	(30,739)
Total financial income, net	324,556	332,476
Net income before income taxes	207,210	76,395
Provision for income taxes	-	-
Net income	$ 207,210	$ 76,395

See Auditors' Report and Accompanying Notes

JAMES M. MYERS & CO., INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
December 31, 2003 and 2002

	Common Stock				
	Number of Shares	Amount	Paid-in Capital	Retained Earnings	Total Stockholder's Equity
December 31, 2001	85,000	$ 85,000	811	$ 1,070,992	$ 1,156,803
Net income				76,395	76,395
Dividends				(399,380)	(399,380)
December 31, 2002	85,000	85,000	811	748,007	833,818
Net income				207,210	207,210
Dividends				(174,796)	(174,796)
December 31, 2003	85,000	$ 85,000	811	$ 780,421	$ 866,232

See Auditors' Report and Accompanying Notes

JAMES M. MYERS & CO., INC.

STATEMENTS OF CASH FLOWS
Years Ended December 31, 2003 and 2002

	2003	2002
Cash flows from operating activities:		
Net income	$ 207,210	$ 76,395
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Premium accretion	9,050	-
Depreciation expense	12,428	29,394
(Increase) decrease in unrealized valuation allowance	(8,540)	30,739
Gain on sale of marketable securities	-	(75,028)
Decrease (increase) in accounts receivable	87,700	(36,259)
(Increase) decrease in good faith deposit	(50,203)	52,817
Decrease in accounts payable and accrued expenses	(162,707)	(209,101)
(Decrease) increase in withholding taxes payable	(180,220)	355,220
Net cash (used) provided by operating activities	(85,282)	224,177
Cash flows from investment activities:		
Proceeds from sales of investment securities	-	237,990
Purchase of investment securities	-	(704,516)
Distributions to stockholder	(174,796)	(399,380)
Purchase of property and equipment	-	(13,115)
Net cash used by investment activities	(174,796)	(879,021)
Net decrease in cash	(260,078)	(654,844)
Cash, beginning of year	551,191	1,206,035
Cash, end of year	$ 291,113	$ 551,191
Supplemental disclosure of cash flow information		
Cash payments for:		
Interest	$ -	$ 6
Taxes	$ -	$ -

See Auditors' Report and Accompanying Notes

JAMES M. MYERS & CO., INC.

NOTES TO FINANCIAL STATEMENTS

Note 1 – Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

James M. Myers & Co., Inc. ("The Company") is a privately held brokerage firm located in Charlotte, North Carolina. The Company is a member of the National Association of Securities Dealers, Inc. (NASD).

A summary of the Company's significant policies follows:

Revenue Recognition
The Company operates under a fully disclosed clearing agreement whereby it introduces its customer accounts to First Clearing Corporation that acts as the clearing firm. The Company receives a commission on the introduced transactions. The Company prepares its financial statements and tax returns on the accrual basis of accounting.

Property and Equipment
Property and equipment are stated at cost. Depreciation is provided using accelerated and straight-line methods for financial reporting purposes over the estimated useful lives of the assets. Significant additions and betterments are capitalized. Expenditures for maintenance and repairs and minor renewals are charged to operations as incurred.

Cash and Cash Equivalents
For the purpose of the financial statements, the Company considers cash in operating accounts, cash on hand, and short-term debt securities purchased with maturity of three months or less as cash and cash equivalents.

Investments
In accordance with FASB Statement 115, marketable securities are stated at market at December 31, 2003 and 2002. The resulting difference between cost and market is included in income and amounted to $8,540 and $(30,739), respectively.

Note 2 – Good Faith Deposit

The Company maintained a good faith deposit of $50,203 with First Clearing Corporation at December 31, 2003. As of December 31, 2002, the Company was required to deposit no less than $50,000 with First Clearing Corporation. This deposit was made in February 2003.

Note 3 – Depreciation

Depreciation expense charged to operations was $12,428 and $29,394 for the years ending December 31, 2003 and 2002, respectively.

Note 4 – Income Taxes

Effective January 1, 1999, the Company's stockholders elected under Section 1362 of the Internal Revenue Code to become an S Corporation. As a result, the Company's taxable income for the year ended December 31, 1999 and forward will be taxed to the individual stockholders and no provision for current federal or state income taxes will be recorded.

Note 5 - Leases

The Company leases its offices from the sole stockholder and President of the Company. The Company has occupied two office buildings on a month-to-month lease term since the original leases expired. During 2002, the Company leased two office buildings for a total cost of $10,000 per month. Effective March 2003, the month to month rent for the original building leased from the stockholder was increased from $4,000 per month to $5,000 per month. Additionally, an entity affiliated to the Company through common ownership assumed the lease on the second building in March 2003. Total rents paid to the stockholder by the Company for the years ended December 31, 2003 and 2002 were $70,000 and $120,000, respectively.

Note 6 – Profit Sharing Plan

The Company maintains a qualified profit sharing plan for the benefit of all eligible employees. Contributions to the plan are at the discretion of the Board of Directors. Total plan expenses for the years ended December 31, 2003 and 2002 were $99,620 and $151,097, respectively.

Note 7 – Contingent Liabilities

The Company is continently liable to the clearing broker if a loss is incurred by reason of failure to pay on behalf of any introduced account.

Note 8 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $388,238 that was $138,238 in excess of its required capital amount of $250,000 (minimum per regulation). The Company's net capital ratio was .675 to 1.

Note 9 – Reserve Requirements

The Company does not hold, carry or maintain cash or securities for the benefit of its' customers, or perform custodial functions, and is exempted under paragraph (k)(1) of rule 15c3-3 from reserve requirements of that rule.

Note 10 – Focus Report

Amounts reported on the Company's FOCUS Report as of December 31, 2003 and for the year ended, were reconciled to the accompanying financial statements. No material differences were noted. The most recent annual report of the Company is available for examination at the offices of the Company and the Atlanta regional office of the Securities and Exchange Commission.

Note 11 – Subsequent Events

On December 5, 2003, the Company executed a Letter of Intent with Wealth Trust Advisors, Inc. ("WTA") that provides for WTA to acquire certain assets of the Company; primarily it's client list. Upon closing of this transaction, the Company will cease operations as a broker/dealer. The anticipated closing date is on or before March 31, 2004.

Simultaneous with the execution of this Letter of Intent, an entity related to the Company through common ownership executed a similar Letter of Intent with WTA. The total consideration to be paid by WTA for both entities is based on a formula set forth in the Letter of Intent; the primary variable being dependent on the annualized revenue of clients who consent to the assignment of their respective advisory agreements to WTA. Of the final consideration to be paid, thirty-eight and 75/100 percent (38.75%) will be allocated for the purchase of the assets of the Company.

JAMES M. MYERS & CO., INC.

Supplemental Information

Years Ended December 31, 2003 and 2002

MILLER MCNEISH & BREEDLOVE, PA
CERTIFIED PUBLIC ACCOUNTANTS

309 S. Laurel Avenue
Charlotte, North Carolina 28207

Telephone (704) 376-8415
Fax (704) 376-8417

DAVID W. MCNEISH
TIMOTHY M. BREEDLOVE

MEMBERS
AMERICAN INSTITUTE OF CPA'S
NORTH CAROLINA ASSOCIATION OF CPA'S

INDEPENDENT AUDITOR'S REPORT ON ACCOMPANYING INFORMATION

The Board of Directors
James M. Myers & Co., Inc.
Charlotte, North Carolina

We have audited the accompanying financial statements of James M. Myers & Co., Inc. as of and for the year ended December 31, 2003 and have issued our report thereon dated February 20, 2004. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information on the following pages is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Miller McNeish & Breedlove, P.A.

February 20, 2004

JAMES M. MYERS & CO., INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
Year Ended December 31, 2003

Net Capital		
Total stockholders' equity qualified for net capital	$	866,232
Add other deductions or allowable credit:		
Deductions for non-allowable assets:		
Securities and/or other investments not readily marketable		(368,733)
Net fixed assets		(69,474)
Receivable from affiliate		(2,000)
Net capital before haircuts on security positions		426,025
Haircuts on securities:		
Trading and investment securities		(37,787)
Net capital at December 31, 2003	$	388,238
Aggregate Indebtedness		
Current liabilities included in statement of financial position	$	262,079
Computation of Basic Net Capital Requirement		
Minimum net capital required at 6.667%	$	17,481
Minimum net capital required, per regulation	$	250,000
Excess net capital	$	138,238
Excess net capital at 1000%	$	362,030
Percent of aggregate indebtness to net capital		67.5%
Reconciliation With Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2003)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	398,797
Increase in revenues		4,280
Increase in operating expenses		(16,260)
Decrease in depreciation expense		23,572
Deductions for non-allowable assets:		
Net fixed assets		(22,151)
Net capital per above	$	388,238

MILLER MCNEISH & BREEDLOVE, PA
CERTIFIED PUBLIC ACCOUNTANTS

309 S. Laurel Avenue
Charlotte, North Carolina 28207

Telephone (704) 376-8415
Fax (704) 376-8417

DAVID W. MCNEISH
TIMOTHY M. BREEDLOVE

MEMBERS
AMERICAN INSTITUTE OF CPA'S
NORTH CAROLINA ASSOCIATION OF CPA'S

REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

The Board of Directors
James M. Myers & Co., Inc.
Charlotte, North Carolina

In planning and performing our audit of the financial statements of James M. Myers & Co., Inc. for the year ended December 31, 2003, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-(5)(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by James M. Myers & Co., Inc. that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and (2) for determining compliance with the exemptive provision of rule 15c3-3. We did not study the practices and procedures followed by the Company: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements of prompt payments for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3, because the Company does not carry security accounts for customers, receive or hold any customer securities or cash, or perform custodial functions relating to the customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments are required to assess the expected benefits and related costs of internal control structure policies and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two objectives of an internal control structure, and the practices and procedures, are to provide reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures referred to in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods are subject to the risk that they may become inadequate of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of a specific internal control structure element does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period be employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Miller McNeish & Breedlove, P.A.

February 20, 2004

JAMES M. MYERS & CO., INC.

Material inadequacies – Rule 17a-5(j)
Year Ended December 31, 2003

Material Inadequacy	Corrective Action Taken or Proposed
None	Not Applicable

See report on accompanying information.